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 FORM 3                                                                                                         OMB APPROVAL
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                                                                                                        OMB Number         3235-0104

                                                                                                        Expires:  September 30, 1998

                                                                                                        Estimated average burden
                                                                                                        hours per response...... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
      Matney     R.C.                         Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              RailWorks Corporation   RWKS        (Month/Day/Year)
     (Last)     (First)     (Middle)           7/23/98                   ----------------------------------
    c/o Comstock Holdings, Inc.            ----------------------------  5. Relationship of Reporting        -----------------------
    One Nothr Lexington Avenue                                              Person to Issuer
----------------------------------------   3. IRS Identification            (Check all applicable)           7. Individual or Joint/
             (Street)                         Number of Reporting          X   Director          10% Owner      Group Filing (Check
     White Plains  New York     10601         Person, if an Entity       -----            -----                 applicable line)
----------------------------------------      (Voluntary)                      Officer           Other              Form filed by
      (City)      (State)      (Zip)       ----------------------------  ----- (give      -----  (specify    -----  One Reporting
                                                                               title below)      below)             Person
                                                                                                                    Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                   (Print or Type Responses)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect
                                 Exercis-  tion             Title        Number                     (I)
                                 able      Date                          of Shares                  (Instr.
                                                                                                    5)
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 Stock Option (Right to Buy)     (1)        (2)          Common Stock      10,000     (3)            D
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Explanation of Responses:

(1)  Exercisable at the rate of 25% per year over four years beginning one year from the closing of the initial public offering of
     Common Stock, which is expected to occur on July 29, 1998.
(2)  10 years from date of grant.  The date of grant will be the closing date of the initial public offering of the Common Stock.
(3)  Exercise price will be the initial public offering price of Common Stock.

                                                                                       /s/ R.C. Matney                 7/23/98
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date
                                                                                          R.C. Matney
Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.

                                                     (Print or Type Responses)
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